UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 19)
STATS ChipPAC Ltd.

(Name of Subject Company (issuer))
Singapore Technologies Semiconductors Pte Ltd
a wholly-owned subsidiary of
Temasek Holdings (Private) Limited

(Names of Filing Persons (Offerors))
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)

(Title of Class of Securities)
CUSIP No. 85227G102

(CUSIP Number of Class of Securities)
Lena Chia, Managing Director
Legal & Regulations
Temasek Holdings (Private) Limited
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
238891
Singapore
Telephone: (65) 6890-7188

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
COPY TO:
David W. Hirsch
Cleary Gottlieb Steen & Hamilton LLP
One Garden Road
Bank of China Tower
Hong Kong
Telephone: (852) 2532-3731
Calculation of Filing Fee

Transaction valuation* $1,494,980,186.70	Amount of filing fee** $45,895.89
*Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding ordinary shares of STATS ChipPAC Ltd., a company organized under the laws of Singapore, other than the shares owned by the Offerors, at a purchase price of S$1.75 per share, net to the seller in cash. As of March 9, 2007, there were 2,016,277,910 ordinary shares outstanding, of which 712,228,050 shares are owned by the Offerors. As a result, this calculation assumes the purchase of 1,304,049,860 shares. The transaction valuation of S$2,282,087,255.00 has been translated at US$1.00=S$1.5265, the Bloomberg composite U.S. dollar to Singapore dollar exchange rate at the close of the New York market on March 12, 2007.
**The amount of filing fee, calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the transaction value, or $45,895.89.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,895.89
Form or Registration No.:	Schedule TO-T
Filing Party:	Singapore Technologies Semiconductors Pte Ltd
Date Filed:	March 16, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

X	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

X	going-private transaction subject to Rule 13e-3.

X	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SIGNATURES
EXHIBIT INDEX
EX-99.(A)(1)(XLV) Extension of Closing Date Announcement, dated May 3, 2007
EX-99.(A)(1)(XLVI) Press Release, dated May 3, 2007

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Singapore Technologies Semiconductors Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC and AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,713,329,247

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,713,329,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,713,329,247

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	79.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	85227G102

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Temasek Holdings (Private) Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,713,329,247

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,713,329,247

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,713,329,247

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	79.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO and HC

     This Amendment No. 19 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd (“STSPL”), a company incorporated under the laws of Singapore and a wholly-owned subsidiary of Temasek Holdings (Private) Limited, a company incorporated under the laws of Singapore (“Temasek”), and by Temasek. This Schedule TO relates to the offer by STSPL to purchase all outstanding ordinary shares (“Ordinary Shares”) (including Ordinary Shares represented by American Depositary Shares) of STATS ChipPAC Ltd., a company organized under the laws of Singapore (the “Company”), not owned by Temasek or STSPL, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2007 (the “Offer to Purchase”), and the related Form of Acceptance and Authorisation, Form of Acceptance and Transfer and ADS Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). This Amendment also constitutes Amendment No. 4 to the Schedule 13D, originally filed with the Securities and Exchange Commission on April 23, 2007 (the “Schedule 13D”).

     This Amendment amends the disclosure in Item 4 (“Terms of the Transaction”) and Item 4 (“Terms of the Transaction”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO as follows:
     At or about 6:00 p.m. Singapore time, 6:00 a.m. New York City time, on May 3, 2007, STSPL posted an announcement on SGXNET, attached as Exhibit (a)(1)(LXV) hereto, and subsequently issued a press release, attached as Exhibit (a)(1)(LXVI) hereto, announcing that the Offer had been extended to, and would close at, 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Friday, May 18, 2007. STSPL does not intend to extend the Offer beyond the new closing date of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Friday, May 18, 2007, unless the Higher Offer Price Threshold is reached or deemed to have been reached, in which case the Offer will remain open for at least ten U.S. business days following the date on which the Higher Offer Price Threshold is reached or deemed to have been reached. STSPL does not intend to revise the Offer Price or the Higher Offer Price except that STSPL reserves the right to revise the Offer if a competing offer arises.
     As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on May 3, 2007, valid acceptances of the Offer had been received and not withdrawn in respect of 855,962,537 Ordinary Shares (including Ordinary Shares represented by 34,491,553 ADSs), representing 42.3% of the outstanding Ordinary Shares and 36.4% of the maximum potential issued share capital of STATS ChipPAC. Including the 712,228,050 Ordinary Shares (including Ordinary Shares represented by ADSs) held by STSPL and the 182,000 Ordinary Shares held by STSPL’s concert parties prior to the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,568,209,587 Ordinary Shares (including Ordinary Shares represented by ADSs), representing 77.6% of outstanding Ordinary Shares and 66.7% of the maximum potential issued share capital of STATS ChipPAC.
     In addition, this Amendment amends the disclosure in Item 6 (“Purposes of the Transaction and Plans or Proposals”) and Item 6 (“Purposes of the Transaction and Plans or Proposals”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO and Item 4 (“Purpose of the Transaction”) of the Schedule 13D as follows:
     In the Offer to Purchase, STSPL described the possibility that the Ordinary Shares and ADSs of STATS ChipPAC may become delisted from the SGX-ST and Nasdaq, respectively, as a consequence of the Offer. If STSPL is able to effect the Compulsory Acquisition, STSPL currently intends to seek the delisting of the Ordinary Shares from the SGX-ST and the ADSs from Nasdaq as soon as practicable after consummation of the Compulsory Acquisition. Even if the Compulsory Acquisition does not occur, after completion of the Offer, the Ordinary Shares may no longer meet the requirements for continued listing on the SGX-ST, and the ADSs may no longer meet the requirements for continued listing on Nasdaq.
     In addition, even if STSPL is not able to effect the Compulsory Acquisition, STSPL now intends to review the advisability of discontinuing the listing and registration of STATS ChipPAC Ordinary Shares and ADSs following the close of the Offer (the “Review”). Depending on the results of the Review, STSPL may consider seeking to cause STATS ChipPAC to voluntarily terminate the listing of its Ordinary Shares on the SGX-ST or the listing of its ADSs on NASDAQ, or both, subject to compliance with applicable law and listing requirements. STSPL may also consider seeking to cause STATS ChipPAC to terminate the registration of its Ordinary Shares and ADS under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.
     STSPL will make an appropriate announcement in the event that it reaches a decision on whether or not to seek the delisting of STATS ChipPAC Ordinary Shares from the SGX-ST or the ADSs from Nasdaq. If STSPL has not reached a decision by the expiry of the six-month period after Friday, May 18, 2007, STSPL will make an announcement on or before that date to update shareholders of the status of the Review. Until such time STSPL has reached a decision on whether or not to seek the delisting of STATS ChipPAC Ordinary Shares from the SGX-ST or ADSs from Nasdaq, STSPL will make monthly announcements after the expiry of the six-month period to update shareholders of the status of the Review.
     Under the Listing Manual of SGX-ST, the SGX-ST may agree, upon STATS ChipPAC’s application, to delist STATS ChipPAC and its Ordinary Shares if, subject to compliance with other requirements under the Listing Manual, STATS ChipPAC convenes a general meeting of the shareholders and the delisting proposal is approved by a majority of at least 75 per cent of the Ordinary Shares of all shareholders present and voting, provided that the delisting proposal is not voted against by 10 per cent or more of the Ordinary Shares of all shareholders present and voting.
     In accordance with the Listing Manual of the SGX-ST, if STSPL submits a delisting proposal to STATS ChipPAC to seek a voluntary delisting of STATS ChipPAC from the SGX-ST, STSPL must make a cash offer (the “Exit Offer”) to all holders of outstanding Ordinary Shares (including Ordinary Shares represented by ADSs). If the Exit Offer is made within six months of the final closing date of the Offer, the Singapore Code on Takeovers and Mergers specifies that the price offered cannot be higher than the Offer Price of S$1.75 per Ordinary Share (equivalent to S$17.50 per ADS) except with the consent of the Singapore Securities Industry Council.
     The ADSs of STATS ChipPAC may be delisted from Nasdaq without the approval of STATS ChipPAC shareholders and without an exit offer. STATS ChipPAC may terminate the registration of the Ordinary Shares and the ADSs under the U.S. Securities Exchange Act of 1934 if the applicable requirements for the termination of registration are satisfied.
     In addition, this Amendment amends the disclosure in Item 8 (“Interest in Securities of the Subject Company”) and Item 11 (“Interest in Securities of the Subject Company”) of Item 13 (“Information Required by Schedule 13E-3”) of the Schedule TO and Item 5 (“Interest in Securities of the Issuer”) of the Schedule 13D to reflect STSPL’s beneficial ownership of 1,713,329,247 Ordinary Shares (including Ordinary Shares represented by ADSs and Ordinary Shares into which the US$134,500,000 principal amount of Convertible Subordinate Notes due 2008 beneficially owned by STSPL may be converted), representing 79.1% of the issued Ordinary Shares (including in the numerator and the denominator the Ordinary Shares issuable upon a conversion of the Convertible Subordinated Notes due 2008 beneficially owned by STSPL).
     Since the filing of Amendment No. 3 to the Schedule 13D, STSPL (and through its ownership of STSPL, Temasek) has acquired beneficial ownership of the following additional Ordinary Shares:
•	As of 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on May 3, 2007, STSPL had acquired beneficial ownership of an additional 9,927,420 Ordinary Shares (including Ordinary Shares represented by 207,442 ADSs) in respect of which acceptances have been tendered pursuant to the Offer.
     The aggregate purchase price for such additional Ordinary Shares is S$17,372,985.

Item 12.	Exhibits.

Exhibit (a)(1)(XLV)	Extension of Closing Date Announcement, dated May 3, 2007
Exhibit (a)(1)(XLVI)	Press Release, dated May 3, 2007

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 3, 2007

SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Director

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Lena Chia Yue Joo
Lena Chia Yue Joo
Managing Director Legal & Regulations

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

Exhibit (a)(1)(XLV)	Extension of Closing Date Announcement, dated May 3, 2007
Exhibit (a)(1)(XLVI)	Press Release, dated May 3, 2007